UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-11575 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 7/01/2021 (MM/DD/YY) AND ENDING 6/30/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Midstate Incorporated

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

306 N. Main Street, Suite 3
(No. and Street)

| Bloomington | IL | 61701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Paul Brown | 3098293311 | paul@firstmidstate.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kerber Eck & Braeckel LLP Certified Public Accountants
(Name – if individual, state last, first, and middle name)

| 3200 Robbins Road, Suite 200A | Springfield | IL | 62704 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __Paul D. Brown_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __First Midstate Incorporated_____, as of __6/30_____, 2 __022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



```
┌─────────────────────────────────────────┐
│        "OFFICIAL SEAL"                   │
│         CARI EVERS                       │
│  NOTARY PUBLIC — STATE OF ILLINOIS       │
│  MY COMMISSION EXPIRES AUG. 27, 2025     │
└─────────────────────────────────────────┘
```

Signature: _____

Title: _____
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. ·
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST MIDSTATE INCORPORATED

FINANCIAL REPORT

JUNE 30, 2022

# CONTENTS



Kerber, Eck & Braeckel LLP   P 217.789.0960
3200 Robbins Road   F 217.789.2822
Suite 200A
Springfield, IL 62704

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
First Midstate Incorporated

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Midstate Incorporated (a Delaware corporation) as of June 30, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, this financial statement, presents fairly, in all material respects, the financial position of First Midstate Incorporated as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

### Basis of Opinion

This financial statement is the responsibility of First Midstate Incorporated's management. Our responsibility is to express an opinion on First Midstate Incorporated's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Midstate Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Kerber Eck + Braeckel LLP*

We have served as First Midstate Incorporated's auditors since 2015.

Springfield, Illinois
August 23, 2022

kebcpa.com

# FIRST MIDSTATE INCORPORATED

## STATEMENT OF FINANCIAL CONDITION
### June 30, 2022

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 420,511 |
| Accounts receivable | | 119,303 |
| Security deposit | | 1,000 |
| Prepaid expenses and other assets | | 2,089 |
| Property and equipment, net of accumulated depreciation and amortization of $627,826 | | 6,987 |
| | $ | 549,890 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### LIABILITIES

| | | |
|---|---|---:|
| Accounts payable | $ | 7,500 |
| Other accrued expenses | | 16,166 |
| | $ | 23,666 |

### STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares | $ | 25,000 |
| Retained earnings | | 501,224 |
| | $ | 526,224 |
| | $ | 549,890 |

See Notes to Financial Statement.

Note 1.    Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated (the Company) is an investment banking firm predominantly involved with underwriting and placing bond issues for governmental units in the State of Illinois. As an investment banker, the Company acts as an intermediary between bond issuers and bond buyers.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with an original maturity of three months or less to be cash equivalents. The Company did not hold any cash equivalents on June 30, 2022.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investment banking securities transactions:

Receivables for securities sold and payables for securities purchased are associated with the Company's investment banking. The Company purchases securities from governmental units and sells securities to customers and other brokers. The transactions occur on the same date and are recorded when underwriting is complete and trade confirmations are issued.

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed on the straight-line method over the following estimated useful lives. It is the Company's policy to include amortization expense on assets with depreciation expense.

|                                  | Years |
|----------------------------------|-------|
| Automobiles                      | 5     |
| Office furniture and equipment   | 3-7   |

3

FIRST MIDSTATE INCORPORATED

NOTES TO FINANCIAL STATEMENT

June 30, 2022

Note 1.    Nature of Business, Use of Estimates and Significant Accounting Policies - continued

Subsequent events:

Management has evaluated the need for subsequent event recognition or disclosure through August 23, 2022, the date the financial statement was available to be issued. See Note 9 for disclosure of a subsequent event.

Note 2.    Cash

There was no amount segregated in "Special Bank Accounts for the Exclusive Benefit of Customers" included in cash on June 30, 2022. No amount was required to be on deposit in the "Special Reserve Bank Accounts" on June 30, 2022, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Included in cash on the balance sheet is a $50,000 deposit at RBC Correspondent Services (RBC). The deposit is required by RBC, the Company's clearing agent.

Note 3.    Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances at a financial institution in Bloomington, Illinois. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. On June 30, 2022, the Company's deposits exceeded the federally insured limit by $97,815. The Company has not experienced any losses in these accounts.

Note 4.    Property and Equipment

Following is a summary of property and equipment as of June 30, 2022:

|  | Acquisition Cost | Accumulated Depreciation/ Amortization | Net |
|---|---|---|---|
| Automobiles | $ 70,582 | $ 63,595 | $ 6,987 |
| Office furniture and equipment | 564,231 | 564,231 | - |
|  | $ 634,813 | $ 627,826 | $ 6,987 |

Depreciation and amortization expense were $9,317 for the year ended June 30, 2022.

Note 5.    Income Taxes

The Company has elected to be taxed as an S corporation under sections of the Internal Revenue Code which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, this statement does not include any provision for corporation federal and state income taxes. This election changed the Company's tax year end to December 31, while the financial reporting year end remains June 30.

Note 6.    Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On June 30, 2022, the Company had net capital of $396,645 which was $296,645 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.06 to 1.

Note 7.    Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement, and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations.

Note 8.    Accounting for Uncertain Tax Positions

The Company has recognized in the financial statement the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the date of the statement of financial condition.

The Company files income tax returns in the U.S. federal and state of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years before 2019.

Note 9.    Employee Retention Tax Credit

The employee retention tax credit ("ERC") was created by the Coronavirus Aid, Relief, & Economic Security Act (the "CARES Act") and was expanded by the Consolidated Appropriations Act, 2021 (the "Appropriations Act") to provide a tax credit on a per-employee basis if employers had a significant reduction of revenue or had a partial or complete shutdown based on a government order.

The Company met the requirements to claim the ERC for three calendar quarters. On February 24, 2022, the Company filed amended quarterly payroll tax returns, Form 941-X, to claim tax refunds as follows; June 30, 2020 - $30,090; June 30, 2021 - $45,033 and September 30, 2021 - $42,743. During July 2022 the Company received all three refund amounts plus interest of $1,437, for a total of $119,303.



First Midstate Incorporated

Exemption Report
and
Report of Independent Registered Public Accounting Firm

June 30, 2022



Kerber, Eck & Braeckel LLP    P 217.789.0960
3200 Robbins Road                F 217.789.2822
Suite 200A
Springfield, IL 62704

## Report of Independent Registered Public Accounting Firm

To the Shareholder of
First Midstate Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Midstate Incorporated identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Midstate Incorporated claimed an exemption from and 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) First Midstate Incorporated stated that First Midstate Incorporated met the identified exemption provisions throughout the most recent year without exception. First Midstate Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Midstate Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as discussed above.

*Kerber Eck + Braeckel LLP*

Springfield, Illinois
August 23, 2022



306 N. MAIN ST., SUITE 3
P.O. BOX 3367
BLOOMINGTON, IL 61702-3307
TEL: 309-829-3311   FAX: 309-827-2171

INVESTMENT BANKERS

July 27, 2022

Exemption Report
(Notice Pursuant to Rule 15c3-3)

SEC Registration Number       8-11575
FINRA Registration Number     4300

The Customer Protection Rule outlines exemptions that may be claimed, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties.

First Midstate Inc. ("the Firm") is exempt from Rule because it meets the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3.

First Midstate Inc. met the identified exemption provisions in Rule 15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

All statements included in this Exemption Report are made to the best of my knowledge and belief, acting on behalf of First Midstate Inc.

First Midstate Inc



Paul D Brown
President